Filed Pursuant to Rule 433
Registration Statement No.: 333-211248

June 28, 2017

[ADDRESSEE]	Account Number:______________

[ADDRESS]

Dear Bank of New York Mellon Shareowner:

The purpose of this letter is to notify you that BNY Mellon has appointed Wells Fargo Bank, N.A. (“Wells Fargo Shareowner Services” or “Wells Fargo”) as its Transfer Agent effective June 28, 2017. There is no action required on your part other than activating your online account access at Wells Fargo Shareowner Services, if you desire to do so as described below.

Your shareowner records have been transferred to Wells Fargo Shareowner Services from Computershare. If you currently have direct deposit of dividends, this service will continue with no action needed on your part. If you have uncashed checks from the prior transfer agent, we encourage you to deposit them promptly. If a replacement check is needed please contact Computershare at 866-766-1813 or 201-680-6827.

Dividend Direct Deposit or Reinvestment

You can have your dividends directly deposited in your bank account by enrolling in direct deposit. You can also reinvest your dividends by enrolling in the BNY Mellon Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”). Contact Wells Fargo using the website or telephone information shown below for either of these services.

Online Access to your Stock Account

You can establish online access to your Wells Fargo stock account at www.shareowneronline.com. To activate your account you will need your 10 digit account number (printed above) along with an Authentication ID.

To obtain an Authentication ID, go to www.shareowneronline.com and click Sign Up Now!. Select Authentication ID and check I do not have my Authentication ID. If you had a valid email address associated with your stock account at the prior agent, your Authentication ID will be sent to that email address between July 11 and July 12, 2017. If you did not have a valid email address associated with your stock account and have requested the Authentication ID at www.shareowneronline.com, your Authentication ID will be mailed to the address shown above. See the enclosed Shareowner Online insert for more details. Please note: access restrictions apply.

Contact Us

You can contact Wells Fargo Shareowner Services at www.shareowneronline.com by selecting Contact Us or by phone at 800-205-7699 or 651-450-4064. Representatives are available to assist you Monday through Friday from 7:00 a.m. to 7:00 p.m. Central Time. General written inquiries can be sent to:

Regular Mail	Overnight Mail
Wells Fargo Shareowner Services	Wells Fargo Shareowner Services
P.O. Box 64874	1110 Centre Pointe Curve, Suite 101
St. Paul, MN 55164-0874	Mendota Heights, MN 55120-4100

BNY Mellon has filed a registration statement (including a prospectus) with the SEC for the Plan. Before you invest, you should read the most recent version of the prospectus for the Plan, and other documents BNY Mellon has filed with the SEC for more complete information about BNY Mellon and the Plan. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, BNY Mellon will arrange to send you the prospectus if you request it by calling the company at 1-212-635-1787 or by contacting Wells Fargo Shareowner Services as described above.

Sincerely,

The Bank of New York Mellon Corporation

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